Mail Stop 20549-4561

February 6, 2007

George M. Ray
President
CBC Holding Company
102 West Roanoke Drive
Fitzgerald, Georgia 31750

RE: CBC Holding Company
       Schedule 14A, amendment number 5
       Filed on December 28, 2006
       File Number 0-22451
       Schedule 13E-3, amendment number 5
       Filed on December 28, 2006
       File Number 5-52551

Dear Mr. Ray:

We have reviewed your amended filings and have the following comments. Please note that our accounting staff has only examined your materials with respect to the disclosure referenced in the last two comments of this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dear Shareholder Letter

1. Please present a brief description of the pros and cons of the preferred stock in the same place with reference to the more complete pros and cons section in the filing.

2. Please revise the third paragraph to disclose the dividend premium.

3. Disclose here and in the summary that the limited trading market for the preferred stock may make them difficult or even impossible to sell in a timely manner or at all.

4. Please reference that small shareholders can take steps to remain equity holders by placing them with a broker and to be held in "Street Name" as discussed in the summary.

5. At an appropriate place in your document, please consider naming the brokerage firms or similar institutions that currently hold 559 shares in street name.

6. Disclose that all of the officers and directors will retain their common stock.

7. With consideration to disclosure here or elsewhere in the proxy statement, please advise us of any owners of significant amounts of common stock, other than the officers and directors, who you understand will vote their shares in favor of these measures. Indicate the number and percentage of shares they will vote and the impact on passage.

Summary

8. Please briefly disclose your continuing FDIC reporting requirements and the availability of this information.   We note the related disclosure on page 33 about FDIC filings.

Proposals to be considered, page 3

9. We note from the third bullet that you might adjourn. Any adjournment to solicit additional votes must be included on the form of proxy as a separate measure for approval. Please revise as appropriate.

Terms of the Series A…, page 6

10. At the first bullet, disclose with dollar amounts, if the preferred stock will be subordinate to any other issuances of stock or indebtedness of CBC at issuance. If not, please specifically state this in the filing.

11. At Liquidation Rights, page 7, or elsewhere in the filing, please explain how you determined the $15.26 figure.

12. Under Antidilution Adjustments on page 7, or in a similar section on page 39, please expand upon the mechanism to disclose how this will affect preferred stock holders. We also suggest the use of examples. For example, explain when and what preferred shareholders will receive if there is a common stock split or dividend.

13. Please disclose to what extent the preferred stock is callable.

Fairness of the Reclassification, page10

14. Please provide separate listings of the pros and cons relating to fairness.

15. Please revise to also address the fairness between the value of an individual share of common stock versus an individual share of preferred stock. We note the sentence bridging pages 10 and 11 that addresses the total value.

Q & A, page 13

16. You appear to have a typo at the next to last question on page 14 where you reference cash. Please revise.

Background of the Reclassification, page 17

17. Please disclose the price at which shareholders were to have been cashed out in the prior, family-group transaction.

Effects of the Reclassification on Unaffiliated Shareholders, page 26

18. Please consider moving this disclosure up to follow the information for *all* common stock shareholders, provided on page 25.

Federal Income Tax Consequences…, page 27

19. Please disclose that the views expressed here are those of management.

Pro Forma Effect…, page 29

20. Please disclose the assumptions used to derive the figure of 106,605. Where appropriate, also discuss the impact on individual shareholders of a change in this figure.

Pro Forma Consolidated Statements of Operations, page 55

21. We note your disclosure on page 9 that the holders of Series A Preferred Stock are entitled to a 10% preference in the distribution of dividends, when and if declared and paid by CBC Holding Co., so that the holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than 110% of that paid to common shareholders prior to the receipt of dividends by the holders of common stock. Since it appears that your Series A Preferred Stock are participating securities under paragraph 60(a) of SFAS 128 and EITF 03-6, please tell us how you determined that the two-class method of computing EPS was not applicable. If you determine that the two-class method is applicable, please provide us with your revised calculations and revise your pro forma presentation accordingly.

22. Notwithstanding the above, we note your disclosure on the same page that the shares of Series A Preferred Stock automatically convert to shares of common stock immediately prior to a Change in Control, with each share of Series A Preferred Stock being convertible into one share of common stock, subject to antidilution agreement. Referring to the guidance in paragraphs 30-35 of SFAS 128, please tell us how you considered the impact of the Series A Preferred Stock contingent conversion feature on your calculation of pro forma diluted earnings per share. If you determine that these shares should be excluded from your calculation of pro forma diluted earnings per share, please revise your pro forma presentation accordingly.

*   *   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding the accounting comments please contact Sharon M. Blume at 202-551-3474. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3418. You may also contact Michael K. Pressman, Special Counsel, in the Office of Mergers and Acquisitions at 202-551-3345.

Sincerely,

William C-L Friar
Senior Financial Analyst

By FAX: James C. Wheeler
Fax number 404-572-6999